

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 14, 2009

via U.S. mail and facsimile

Mark Nicholas, President
Kids Germ Defense Corp.
6279 Buckingham Street
Sarasota, FL 34238

> **RE:** **Kids Germ Defense Corp.**
> **Form S-1, Amendment 1 Filed June 18, 2009**
> **File No. 333-158721**

Dear Mr. Nicholas:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of the Registration Statement

1. Please address the inconsistencies which we asked you to address in prior comments numbers two and 15 from our letter dated May 14, 2009. For example, your supplemental response to comment number two states:

   > Please note, the securities will not be offered on a delayed or continuous

basis pursuant to Rule 415(a)(1)(x) (our emphasis).

In this "Summary of Our Offering" section you have stated:

> Termination of the Offering. This offering will terminate upon the earlier to occur of (i) the second anniversary of the date of this Prospectus, (ii) the date on which all 3,000,000 shares registered hereunder have been sold, or (iii) the date on which we terminate this offering.

We note you indicate that the offering will continue for up to two years. Your disclosure appears to indicate that the offering will be made either on a continuous basis. Please revise your disclosure accordingly.

Summary Information, page 5

2. We reissue comment number nine from our letter dated May 14, 2009. We specifically note your statements that "it does not contain all the information that you should consider before making a decision to purchase the shares offered by the selling security holders" and on page 19 that "the company is registering 3,000,000 shares of its common stock for possible resale …." Please reconcile the inconsistencies regarding whether this is a primary offering or a resale by shareholders.

Summary of Our Offering, page 5

3. Throughout the registration statement, please resolve the inconsistencies in your disclosure regarding your offering price and clearly state that it will be at a fixed price for the duration of the offering, without attaching any conditions to that statement. We indicated in prior comment number 13 of our previous letter dated May 14, 2009, that since you do not qualify to conduct a primary offering on Form S-3, it appears you may not conduct an at the market offering of your equity securities. A primary offering by your company would need to be made at a fixed price for the duration of the offering. Your disclosure continues to be inconsistent regarding your offering price. For example, under "Summary of Our Offering" on page 5, you have made the following statements:

> The price at which the Company offers these shares is fixed at $0.01 per share for the duration of the offering."; and "The offering price for the shares will remain $0.01 per share unless and until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange.

Also, under "Plan of Distribution" on page 19 you have stated, among other examples:

> The price per share is $0.01 and will remain so unless and until the shares

are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange … The shares sold by the company may be sold occasionally in one or more transactions, either at the offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale, or at prices otherwise negotiated at the time of sale. Such prices will be determined by the Company or by agreement between the Company nad any purchasers of our common stock.

We may have further comment.

4. In the following disclosure at the top of page 6 please clarify whether the proceeds will be used for formulating the business and marketing plan, for implementing it, or for both:

KGDC will receive all proceeds from the sale of the common stock and intends to use the proceeds from this offering to complete the business and marketing plan and working capital purposes.

<u>Risk Factors, page 7</u>

5. Please provide a risk factor that discloses the amount of cash you need to begin various types of operations. Also, throughout the registration statement, please reconcile the disclosure in this regard. For example, under "Use of Proceeds" you have stated:

To execute the business plan will require additional funding of approximately $130,000 and the Company expects operational losses for 12 months."

In addition, under "Management's Discussion and Analysis," in the third paragraph on page 26, you have stated:

We estimate that the Company will require approximately $400,000 to begin sales, marketing and distribution of our product line.

And, in the seventh paragraph on page 28, under "Liquidity and Capital Resources" you have stated:

In the early stages of our company, the Company will need cash for completing the business and marketing plan. We anticipate that during the first year, in order to execute our business plan to any meaningful degree, we would need to spend a minimum of $130,000 on such endeavors.

6. Please move the following risk factors to the forefront of the risk factor section:

"Our lack of an operating history gives no assurance that our future operations …", "The company is a new company with no operating history and we face a high risk of business failure …", "Our current officer and director does not have experience in starting a germ defense products company …", and "Because the company hasn't produced a sample of our products …." The risk factors need to be set forth in the order of materiality. Please revise accordingly.

We note you have five subdivisions of risk factors. We suggest that you might more effectively set forth the risks in the order of materiality if you reduce the number of subdivisions.

7. We note your response to comment 20. Please revise the following risk factor headings to adequately describe the resulting risks: "Our operating results may prove unpredictable", "Our current officer and director does not have experience …", "The company may be unable to gain any significant market acceptance …", "Management's ability to implement the business strategy", "Kids germ defense corp. may be unable to manage its future growth", "Our product may not be able to distinguish itself in the market", and "The company may be unable to make necessary arrangements at acceptable cost".

Investing in our company may result in an immediate loss because buyers will pay more …, page 9

8. Please revise to briefly indicate the net tangible book value per share of the company's common stock.

Kids Germ Defense Corp. may be unable to manage its future growth, page 14

9. We note your statement that "The Company expects to experience continuous growth for the foreseeable future." It does not appear that the company has a basis for this statement. Please revise as appropriate.

Since our sole officer and director currently owns 100% of the outstanding common stock, investors may find that his decisions are contrary to their interests, page 11

10. We reissue prior comment number 30 from our letter dated May 14, 2009 regarding this risk factor. The comment stated: "Please revise your risk factor to indicate the number of shares owned by Mr. Mark Nicholas after the offering assuming all of the securities are sold."

Forward-Looking Statements, page 15

11. Please revise the following disclosure in the last paragraph of this section and, if

applicable, the "Use of Proceeds" section, to comply with Regulation S-K, Item 504, Instruction 7:

> Management decisions, including budgeting, are subjective in many respects and subject to periodic revisions in order to reflect actual business conditions and developments. The impact of such conditions and developments could lead us to alter our marketing, capital investment or other expenditures and may adversely affect the results of our operations.

Please note that Regulation S-K, Item 504, Instruction 7 states:

> The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

Use of Proceeds, page 16

12. Please revise to delete the total lines for product development, sales & marketing, and administration expenses. It appears that the use of proceeds chart would be clearer with just the presentation of the use of proceeds for each of the product development, sales & marketing, and administration expenses without the totals for these uses.

13. Please revise your total offering expenses figure noted in the second column "If 50% of shares sold" to indicate that the expenses total $5,000.

14. Please revise your use of proceeds table to indicate the appropriate amounts allocated to each noted use. The noted uses of proceeds for product development, sales & marketing and administrative expenses along with the offering expenses do not add up to total figures set forth in the table.

Dilution of the Price You Pay for Your Shares, page 17

15. Revise to indicate the amount of the capital contribution by the officer and director of the company in January 2009 in the table "Existing Stockholders if all of the Shares are Sold".

16. Please revise to also indicate the net tangible book value per share after the distribution for each percentage of shares sold noted in the table.

Plan of Distribution, page 19

17. We reissue the following part of prior comment 38 from our letter dated May

14, 2009:

> We note you indicate that Mr. Nicholas will be reimbursed for out-of-pocket expenses incurred in connection with the sale of the common stock. Please specifically address why this compensation is not remuneration based on the transaction in the securities. We may have further comment.

Legal Proceedings, page 20

18. Please revise your statement to clarify its meaning.

Business, page 20

19. We reissue prior comment number 40 from our letter dated May 14, 2009. We note that you have filed Exhibit 99.2. However, the only identification of the source of the exhibit consists of the following: "Karlamar Associates" and "JPMA copyright 2008." Please disclose a complete cite in order to provide the readers access to the document. Also, explain to us in detail the disclosure in which part(s) of the exhibit support your disclosure. In addition, you have cited websites in the exhibit. Please revise your disclosure to provide guidance as to which parts of the referenced websites support the disclosure and why. We may have further comment.

Strategy and Products, page 21

20. Please indicate the current status of the company's website.

The Market, page 22

21. We note your references in this section to the amount of JPMA dollar sales for 2007 compared to 2006. We also note the reference to market size of various infant and juvenile products sales. It is not clear why the company is referencing these market categories. Advise us why the company believes that it is appropriate to reference these markets in connection with your "germ defense market" category. We may have further comment.

Management, page 23

22. Please state whether the company is currently employing any consultants.

Shows and Advertising, page 24

23. Please revise to provide the basis for the company's belief that "the company

will also gain free public relations interest from trade journals and consumer
magazines." We may have further comment.

Competition, page 24

24. We note your response to comment 44. Please revise to indicate the principal
methods of competition.

25. Please reference the following in the second paragraph of this section:

> Management believes that the Company will be able to distinguish the
> KGDC line of products by developing a complete product category of
> KIDS GERM DEFENSE products. This category will include existing
> products from other manufacturers and new innovative products
> developed by KGDC.

Please revise to discuss whether or not you must first take any legal steps in
connection with property rights issues, including intellectual property.

Management's Discussion and Analysis or Plan of Operation, page 25

26. Please expand, as follows, the disclosure that you have provided in response to
our prior comment number one from our letter dated May 14, 2009:

- State how long the proceeds from this offering will satisfy the company's
  cash requirements and specify which plans you will be able to implement
  if you do not raise additional monies.

- Clarify whether the first $130,000 in the first table is a part of, or in
  addition to the $400,000 that you discuss in connection with the sales,
  marketing and distribution of your product line

- If it is accurate that "the Company will require approximately $400,000 to
  begin sales, marketing and distribution" as you have stated under the
  "Management's Discussion and Analysis or Plan of Operation" section on
  page 25, please expand the "Steps Required" heading of the table to state
  that this table does not include sales, marketing and distribution.

- Enlarge the table to include the steps you will take to raise the first
  $130,000. Include detailed milestones, a timeframe for beginning and
  completing each milestone, the estimated costs associated with each
  milestone and the anticipated source(s) of funding for the current and the
  added items.

- If appropriate, provide an additional table for raising the $400,000 and for selling, marketing and distributing your product. Include detailed milestones, a timeframe for beginning and completing each milestone, the estimated costs associated with each milestone and, in greater detail, the anticipated source(s) of funding for each item.

27. Also, in prior comment number one from our letter dated May 14, 2009, we requested that you explain the product research and development to be performed. Please clarify whether the company has begun the development of any products.

28. We note your statement that "the company intends to pursue capital through public or private financing as well as borrowings and other sources, such as our officers and directors." Please revise as you only have one officer and director.

29. Please revise your statement that "which will occur if the company is unable to begin increase our revenues" to only refer to beginning revenues since the company has yet to earn any revenues.

Limited Operating History; Need for Additional Capital, page 27

30. We note your response to comment 46. We also note the disclosure which states that "[o]ur soul officer and director Mark Nicholas, undertakes to provide us with initial operating and loan capital to sustain our business plan over the next twelve (12) month period partially through this offering and will seek alternative financing through means such as borrowings from institutions or private individuals." We additionally note the disclosure in the "Liquidity and Capital Resources" that indicates that Mr. Nicholas has indicated he may be willing to provide funds required to maintain the reporting status in the form of a non-secured loan for the next 12 months if no other proceeds are obtained. Please revise your disclosure to address whether Mark Nicholas has agreed to loan the company funds to sustain the company's business plan over the next 12 months. Also revise your disclosure in both this section and the Liquidity and Capital Resources section to reconcile your disclosure. We may have further comment.

Liquidity and Capital Resources, page 27

31. Please clarify your statement that "we anticipate that receipt of such financing may require granting a security interest in the service offering." We may have further comment.

32. Please reference, on page 28, the sixth paragraph of this section, which paragraph begins: "Given our low monthly cash flow requirement … it has sufficient financial resources to meet its obligations for at least the next twelve months." We do not understand your disclosure given your statement that you anticipate

needing a minimum of $130,000 to execute your business plan over the next year. Additionally, your statement appears to suggest that the auditor's substantial doubt about your ability to continue as a going concern may be disregarded. Please revise or advise.

33. We note your response to comment 49. Please revise to address whether the company currently has any external source of liquidity.

Executive Compensation, page 32

34. Supplementally advise, with a view toward disclosure, whether or not officer or directors were compensated in cash, or otherwise, for services performed prior to January 16, 2009.

Part II

Recent Sales of Unregistered Securities, page II-1

35. Please revise to briefly discuss the factual basis for the 4(2) exemption.

Exhibits

36. We reissue prior comments 60 and 61 from our letter dated May 14, 2009.

37. We note the following changes in the legality opinion by the Mirman Law Office: "the Company has deemed necessary for the expression of this opinion," "the Company has assumed the genuineness of all signatures, the authenticity of all documents …," "the Company has necessarily assumed the correctness of the statements made …," and "the Company has relied, to the extent we deemed reasonably appropriate …." (Emphasis added.) We do not understand the changes made to the legality opinion. Counsel is issuing the legality opinion so we do not understand the noted changes. Please revise or advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mark Nicholas, President
     Facsimile: (941) 966-0166